Filed by El Paso Energy Corporation
            Pursuant to Rule 425 under the Securities Act of 1933
            Subject Company: El Paso Energy Corporation/Coastal Corporation Commission File No. 001-14365

The following presentation was given by William A. Wise to Analysts at Paine Webber on February 15, 2000.

[Logo]

Natural Gas to Power:
El Paso Energy Corporation
-----------------------------

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
-----------------------------
This presentation includes forward-looking statements and projections, made in reliance on the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.
The companies have made every reasonable effort to ensure that the information and assumptions on which these statements and projections are based are current, reasonable, and complete. However, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations expressed in this presentation, including, without limitation, oil and gas prices; general economic and weather conditions in geographic regions or markets served by El Paso Energy and Coastal and their affiliates, or where operations of the companies and their affiliates are located; inability to realize anticipated synergies and cost savings on a timely basis; difficulty in integration of operations; and competition. While the companies makes these statements and projections in good faith, neither company nor its managements can guarantee that the anticipated future results will be achieved. Reference should be made to the companies' (and their affiliates') Securities and Exchange Commission filings for additional important factors that may affect actual results.

INVESTOR NOTICE
---------------

Investors are urged to read the proxy statement/prospectus which will be included in the Registration Statement on Form S-4 to be filed with the SEC in connection with the proposed merger because it will contain important information. After it is filed with the SEC, the proxy statement/prospectus will be available for free on the SEC's web site (www.sec.gov), from El Paso Energy Corporation's office of Investor Relations and from Coastal's office of the Corporate Secretary.

In addition, the identity of the people who, under SEC rules, may be considered "participants in the solicitation" of El Paso Energy shareholders in connection with the proposed merger, and a description of their interests, is available in an SEC filing under Schedule 14A made by El Paso Energy Corporation on January 18, 2000.

[LOGO] EL PASO ENERGY

                                 Asset Profile
                                 ---------------------------

2000E EBIT CONTRIBUTION
$ Millions

    El Paso
    Stand-alone
    -----------
    [Pie graph]

    58%  Natural Gas Transmission
    11%  Field Services
    17% Merchant Energy & Power
    14% Production
    ------
    $1,400
    ------

    Coastal
    Stand-alone
    -----------
    [Pie graph]

    35% Natural Gas Transmission
     6% Field Services
    18% Merchant Energy & Power
    27% Production
    14% Refining & Other
    -------
    $1,200
    -------

    Combined*
    Company
    -----------
    [Pie graph]

    47% Natural Gas Transmission
    12% Field Services
    17% Merchant Energy & Power
    19% Production
     5% Refining & Other
    --------
    $2,700
    --------
* Includes PG&E-GTT Assets

COMBINED COMPETITIVE POSITION
Pro Forma 2000
Domestic Natural Gas Value Chain

                                                              ----------
               Production            BP/Amoco                          |
                                     Exxon/Mobil                       |
                                  #3 El Paso      Burlington           |
                                                                       |
                                                                       |
                Processing           Duke                              |
                                  #2 El Paso                       THE ONLY
                                     Williams                      TOP TIER
                                                                   PLAYER IN
                Transmission      #1 El Paso      Enron          EVERY SEGMENT
                                     Williams     Columbia             |
                                     Duke         CMS                  |
                                                                       |
                Storage           #2 El Paso      NGPL                 |
                                     Columbia     NIGas                |
                                                                       |
                Wholesale            Enron                             |
                Marketing         #2 El Paso      Duke                 |
                                     Southern     Dynegy               |
                                                                       |
                                                                       |
                Merchant Power       Southern     AES                  |
                                     Edison       El Paso #5           |
                                     Duke         PG&E                 |
                                                                       |
                                                                       |
                                                                       |
                                                             ___________

COMBINED FINANCIAL STATISTICS
----------------------------------
$ Millions
                                                              Pro Forma
1999                     El Paso            Coastal           Combined
__________________________________________________________________________

Revenues                  $10,600              $7,600            $18,200
EBIT                        1,100                 990              2,090
EBITDA                      1,700               1,500              3,200
Net income                    420                 500                920

Year-end 1999
__________________________________________________________________________
Total assets              $16,800             $14,700             $31,500

Total debt                  6,340               5,020              11,360
Preferred & minority int.   1,690                 750               2,440
Common equity*              8,520               7,700              18,525
                          -------------------------------------------------
                          $16,550             $13,470             $32,325

1999 YE shares outstanding    230                 214                  499

* Based on 1/14/00 closing prices of $37.125 for EPG and $36 for CGP

Leading Natural Gas Franchise
______________________

[Graphic Map of the United States showing location of assets]

Coastal                               El Paso
_______                               -----------

0 Production                          0 Production
* Gathering/Processing                * Gathering/Processing
- Gas Transmission                    - Gas Transmission
o Power Plants                        o Power Plants


PG&E
-------
- PG&E Gathering
* PG&E Processing Plants

Leading Natural Gas Franchise
------------------------------

                                Gross Power (MW)
                       ---------------------------------------
                       EL Paso       Coastal          Combined

Domestic                5,420         2,040            7,460

International           7,710         1,850            9,560

Total                  13,130         3,890           17,020

Combined International Operations
_________________________________

[Graphic Map of the World showing location of assets]

El Paso                           Coastal
--------                          -------
o E&P Assets                     o E&P Assets
= Power Plants                   * Terminaling
+ Pipelines                      = Power Plants
                                 + Pipelines
<PAGE.

Strategic Position
------------------

*  Strong competitive profile-best markets and best supply access
*  Assets integrated from wellhead to electron
*  Merchant opportunities across value chain
*  Scale and market reach to lead industry
*  Extremely favorable macro trends
*  P/E multiple upside
*  Immediate earnings accretion

COST SAVING COMPARISON
----------------------
Percent of Total O&M
                                              $ Millions

[Chart]

El Paso Restructuring

$100 Synergies
$300 Total O&M 33%

Tenneco

$150 Synergies
$600 Total O&M 25%

Sonat

$100 Synergies
$300 Total O&M 33%

Coastal

$200 Syneries
$1,200 Total O&M 17%

PG&E-GTT
$40
$ 130 O&M 31%

[LOGO] EL PASO ENERGY

                             Industry Fundamentals
                             ---------------------------------
Industry Macro Trends
-------------------------
*    Power rapidly becoming largest natural gas consumer
*    Tight gas supply
*    Power deregulation
*    Reallocation of market risks
*    Increasing volatility in power and gas markets

Proposed Power Projects Required Delivered Gas
-----------------------------------------------

[ Graphic Map of the United States with points of projects]

Total Generation          165,000 MW
Gas Fired                      98%
Up to 27 Bcf of gas per day


El Paso                 Coastal
--------                ---------
- Pipelines             = Pipelines

Projected Gas Consumption

[Graphic Chart of Industrial and Electric Generation]

2000            12 Tcf
                7.16 Industrial
                4.95 Electric Generation

2005            13 Tcf
                7.11 Industrial
                6.12 Electric Generation

2010            16 Tcf
                7.26 Industrial
                8.41 Electric Generation

2015            18 Tcf
                7.28 Industrial
               10.73 Electric Generation

Source: Internal estimates

Excess Natural Gas Deliverability
U. S. and Canada
_________________________________

[Graphic Chart]

TCF per year
1982    2.7
1983    4.5
1984    3.3
1985    4.1
1986    4.5
1987    3.6
1988    2.6
1989    1.5
1990    1.8
1991    1.8
1992    1.5
1993    1.9
1994    1.4
1995    1.2
1996    0.4
1997    0.8
1998    0.9
1999P   0.6
2000E   0.2

NEPOOL Daily Power Prices
-------------------------
Power Markets Weekly On-peak Daily Index

[Graphic Chart of On-Peak Daily Index]
01/02/98       $33.25
02/04/98        27.23
03/09/98        24.72
04/09/98        24.97
05/12/98        27.5
06/15/98        27.13
07/16/98        34.25
08/18/98        29.06
09/21/98        23.57
10/22/98        23.79
11/24/98        23.65
12/29/98        24.66
02/01/99        22.78
03/05/99        19.78
04/07/99        22.88
05/10/99        32.55
06/11/99        31.7
07/16/99        57
08/18/99        34.01
09/21/99        31.4
10/22/99        31.81
11/24/99        29.79
12/28/99        29.54
02/02/00        47.93

Conclusions
-------------

*    Firm gas prices
*    Pipelines full at or near maximum tariffs
*    Increased demand for firm delivered gas supplies
*    Huge option value embedded in El Paso Energy's asset base

[Logo]

Strategy
----------
Asset Based Strategy
*    Three dominant themes:
  *    Economies of scale
*    Portfolio of identified investments
*    Capturing optionality
*    Sustain high growth at attractive returns
  *    Apply merchant skills to capture value
*    Actively manage portfolio of assets

Natural Gas to Power Opportunities Unprecedented
------------------------------------------------
$ Millions

*    Identified growth opportunities by segment for next five years:
  *    Pipelines    $2.1
  *    Midstream     1.2
  *    Production    3.2
                    ----
                    $6.5
                    ====
*    Increasingly available merchant opportunities

Superior Commercial Skills
---------------------------
*   Regulated operations
  *    Proven consolidation capabilities
*    Customer orientation
*    Successfully manage complex regulatory environment
*    Unregulated businesses
  *    Strong merchant culture
*    Focus on building superior intellectual capital

Merchant Culture
----------------
*    Complete commitment to applying real options theory
  *    Understand the value
*    Organize to capture it
* Keys to success are excellent valuation and risk management skills
*    Highly incentivized, discretionary compensation scheme

EBIT Growth:
An Emerging Industry Leader
___________________________
  El Paso Merchant Energy

[Graphic Chart of EBIT Growth]

1997    -$ 28
1998     $  9
1999     $ 46
200E     $130

EBIT Growth:
An Emerging Industry Leader
---------------------------
El Paso Merchant Energy
                                Pro Forma combined and reorganized

[Graphic chart of EBIT Growth]

1997    -$ 28
1998     $  9
1999     $ 46   $354    $400
2000E    $130   $330    $460

Project Electron
------------------

* Innovative off-balance vehicle for selected power and gas assets
  *    $2-3 billion of third party capital available
  *    Low cost of capital
*    El Paso earns cash management fee
  *    Based on NPV of assets in vehicle
*    Fixed annually

1999 Power Transactions
------------------------

Transaction                   MW                  Status
----------------------------------------------------------------------------

Brush                         50            Contract renegotiation completed

Dynegy                       370            Closed

Darmouth Pawtucket            67            Closed

East Coast Power    50% of 1,037            Closed

CE Generation         50% of 897            Closed; restructuring in progress

Newark Bay                   137            Closed

Bonneville Pacific     50% of 85            1st Qtr 2000 Closing

Mass Power            33% of 240            Closed
                    ______________
     Total                 1,577            Net
                    ==============

                    OVER $500 MM IN NPV

1999 Gas Transactions
----------------------

 1999 Transactions              MTM         Status
 -----------------------------------------------------

 Structured supply deal      $ 40MM         Closed

 Capacity deals                40MM         Closed

 Asset management deals       7.5MM         Closed

 IPP fuel deals                10MM         Closed

 Storage deals                 20MM         Closed
                          --------------
    Total                   $97.5MM
                          ==============

Value of the Identified Opportunities
-------------------------------------
$ Millions
                                5-Year
                               Investment
                              Opportunity            NPV
--------------------------------------------------------------
6,000 MW                      $4,000-6,000       $2,400-3,000
generation capacity

Gas-based                        500-1,500        1,200-2,000
capacity, storage
and fuel peaking
                        --------------------------------------
       Total                  $4,500-6,500       $3,600-5,000
                        ======================================

Embedded Optionality
----------------------
[Graphic Map of the United States charting assets]

Dynegy Power Assets
Crystal Gas Storage
Elba Island LNG

[LOGO] El Paso Energy

                        Summary: Natural Gas, Power,
                        and Continued Growth
                        ---------------------------------
EBIT Growth
                      Pro Forma
                       Combined
Segment                 2000E       Growth Rate             Comments
-----------------------------------------------------------------------

Pipelines             $1,240           3-5%     Existing expansion

Production               520          10-12%    Built-in production growth

Merchant Energy          460          20-30%    Project Electron; revenue
 and Power                                      synergies; international
                                                ramp-up

Field Services           320          20-30%    Growing volumes plus
                                                continued acquisitions

Refining and Other       160           2-5%     Includes Aruba expansion
                   -------------------------------------------------------
                      $2,700            15%

Continued Strong Earnings Growth
--------------------------------
Earnings per Share

20% Growth
[Graphic chart]

1999*   $2.12
2000*   $2.45
2001    $3.00

* El Paso stand-alone

Investment Summary
-------------------

*    Near-term EPS growth of 15%+ very solid
  *    Favorable industry fundamentals
  *    Built-in growth in Pipelines and Production
  *    Strong backlog in Merchant Energy and Power
  *    Field Services upside from MLP and PG&E-GTT transaction
  *    Conservative merger cost savings
*    Longer-term growth prospects are also compelling
  *    Merchant Energy model offers breakout potential
  *    Telecommunications potential
  *    Value inherent in integrated market positions
  *    Opportunities for asset rationalization

Stock Price Appreciation
As of December 31, 1999
[Chart]     EPG         309%
            S&P 500     264%
            S&P Natural 226%

                         S&P
              EPG    Natural Gas   S&P 500
12/31/1992   63.00%     21.00%       8.00%
12/31/1993   89.00%     39.00%      15.00%
12/31/1994   61.00%     28.00%      14.00%
12/31/1995   51.00%     76.00%      52.00%
12/31/1996  166.00%    127.00%      83.00%
12/31/1997  250.00%    162.00%     140.00%
12/31/1998  266.00%    180.00%     204.00%
12/31/1999  309.00%    226.00%     264.00%

[LOGO] EL PASO ENERGY
       ------------------

                        Natural Gas to Power:
                        El Paso Energy Corporation
                        --------------------------------




Natural Gas to Power:
El Paso Energy Corporation








The following was part of a presentation given by William A Wise to GTT
Employees
_________________
[Logo] El Paso Energy

                          Pipelines and Power
                         -------------------------------

Presentation to GTT Employees
-------------------------------

Combined North American Gas and Power Operations Pipelines
________________________

[Graphic Map of United States showing locations of various assets]

El Paso
-----------
-- Gas Transmission
O  Production
*  Gathering/Processing
o  Power Plants

Coastal
-----------
- Gas Trasmission
* Gathering/Processing
O Production
o Power Plants

Pipelines
_________

* Strongest group of assets in the world-best markets and best supply access
*   Extremely favorable macro trends
*   Growing power generation demand for gas
*   Environmentally preferred fuel
* CIG, Southern Natural Gas and Tennessee Gas Pipelines all essentially fully contracted
*   Significant long-term upside on ANR and El Paso Natural Gas
*   Growing inventory of expansion projects
*   2-5% growth plus significant free cash flow

Field Services
---------------

* Leading asset position in the fastest growing producing areas: Rockies, South Texas, Gulf of Mexico and
   San Juan Basin
* Large combined E&P company will expand opportunity set significantly
*  Increased potential to grow El Paso Energy Partners
*  Significant integration opportunities

Size and Scope of Combination
------------------------------
$ Millions


                                GTT     EPFS         Coastal     Total
---------------------------------------------------------------------------
Pipeline volumes (BCf/d)        2.8        4.4          1.0       8.2

Processing volumes (Bcf/d)      1.5        1.0          1.5       3.0

NGL production (MBbls/d)         90         60           55       205

Miles of pipeline             9,000     11,000        4,000    24,000

Processing plants                 9         11           15        35

2000 EBIT                      $102*      $151         $ 75      $328

2001 EBIT                      $127       $192         $ 90      $409

*  Assumes full-year earnings